UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)*
(Rule 13d-101)
Under the Securities Exchange Act of 1934

Arris Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

04269Q100
(CUSIP Number)

Charles Y. Tanabe, Esq.
Senior Vice President and General Counsel
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 30, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 pages)

CUSIP NO. 04269Q100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liberty Media Corporation 84-1288730
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS 00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 1,106,341*

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 1,106,341*

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,106,341*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%**

14	TYPE OF REPORTING PERSON CO

*  Of the 1,106,341 shares of Common Stock beneficially owned by the Reporting Person, 252,000 shares are held through a subsidiary of the Reporting Person and an additional 854,341 shares are issuable to such subsidiary upon exercise of certain options.  See Item 6 for a discussion of a forward sale transaction with respect to 252,000 shares of the Common Stock.

** Based on 86,695,957 shares of the Issuer’s Common Stock issued and outstanding as of March 9, 2004, according to the Issuer’s Form 10-K filed with the SEC on March 12, 2004.

(Page 2 of 8 pages)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 4)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

ARRIS GROUP, INC.

This Schedule 13D/A (Amendment No. 4) (this “Statement”) is being filed by Liberty Media Corporation for the purpose of amending and supplementing its Statement on Schedule 13D as originally filed on March 9, 1999 (the “Original Filing”) and amended by its Statements on Schedule 13D/A filed on June 20, 2002, April 2, 2003, and January 8, 2004 (as so amended, the “Amended Filing”), with respect to the Common Stock, par value $.01 per share (“Common Stock”), of Arris Group, Inc., a Delaware corporation (the “Issuer”).

Item 2.            Identity and Background.

The text of Item 2 of the Amended Filing is amended and restated to read in its entirety as follows:

The reporting person is Liberty Media Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”).  Liberty is the beneficial owner of shares of Common Stock held of record by Liberty ANTC, Inc. (formerly known as TCI TSX, Inc.), a Colorado corporation and a subsidiary of the Reporting Person (“Liberty ANTC”).  The principal business address of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112.

The Reporting Person is a holding company, which, through its ownership of interests in subsidiaries and other companies, is primarily engaged in (i) electronic retailing, (ii) international cable television distribution, telephony and programming, and (iii) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software.  In addition, companies in which the Reporting Person owns interests are engaged in, among other things, (i) interactive commerce via the Internet, television and telephone, (ii) domestic cable and satellite broadband distribution services, and (iii) wireless domestic telephony and other technology ventures.  The Reporting Person, through its subsidiaries and affiliated companies, operates in the United States, Europe, South America and Asia.

The prior Schedule 1 to the Amended Filing is hereby deleted in its entirety and is replaced by the Schedule 1 attached hereto which contains the following information concerning each director, executive officer and controlling person of Liberty:  (i) name and residence or

(Page 3 of 8 pages)

business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.  To the knowledge of the Reporting Person, each of the persons named on Schedule 1 (the “Schedule 1 Persons”) is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen.  During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.            Interest in Securities of the Issuer.

The text of Item 5 of the Amended Filing is amended and restated to read in its entirety as follows:

(a)           The Reporting Person beneficially owns 1,106,341 shares of Common Stock.  Of the 1,106,341 shares of Common Stock beneficially owned, 252,000 shares are held through Liberty ANTC, a subsidiary of the Reporting Person, and an additional 854,341 shares may be acquired by such subsidiary upon the exercise of options (the “Options”).  The 1,106,341 shares of Common Stock beneficially owned by the Reporting Person represent approximately 1.3% of the outstanding shares of Common Stock (based on 86,695,957 shares of the Issuer’s Common Stock issued and outstanding as of March 9, 2004, according to the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 12, 2004).  252,000 shares of Common Stock beneficially owned by the Reporting Person remain subject to the forward sale transaction described in Item 6 to this Statement.

To the best knowledge of the Reporting Person, none of the Schedule 1 Persons has any interest in any securities of the Issuer.

(b)           Except as described in Item 6, the Reporting Person has the sole power to vote or to direct the voting of the shares of Common Stock that the Reporting Person beneficially owns.  Except as described in Item 6, the Reporting Person has the sole power to dispose of, or to direct the disposition of, such shares of Common Stock.

(c)           Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons, has executed transactions in the Common Stock of the Issuer during the past sixty (60) days.

(d)           Except as described in Item 6, there is no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e)           The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on March 30, 2004.

(Page 4 of 8 pages)

Item 6.            Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The text of Item 6 of the Amended Filing is amended and restated to read in its entirety as follows:

The arrangements described below exist with respect to the Common Stock.

(a)           Option Agreements

The Reporting Person holds the Options described in Item 3 to the Amended Filing, which Item is hereby incorporated by reference herein.

(b)           Registration Rights Agreement

The Reporting Person’s subsidiary, Liberty ANTC (formerly TCI TSX, Inc.) is a party to the Registration Rights Agreement, dated as of October 29, 1996, between the Issuer and TCI TSX, Inc., (the “Registration Rights Agreement”) wherein the Issuer granted demand and incidental registration rights to such subsidiary with respect to all of the Common Stock beneficially owned by such subsidiary as of such date as well as to any Common Stock that such subsidiary might acquire during the term of the Registration Rights Agreement.  A copy of the Registration Rights Agreement is filed as Exhibit 7(b) to the Amended Filing and is incorporated herein by reference, and the description of the Registration Rights Agreement contained herein is qualified in its entirety by the complete text of the Registration Rights Agreement.

(c)           Forward Sale Transaction

On January 6, 2004, Liberty ANTC entered into a forward sale transaction with Merrill Lynch International (“Counterparty”) with respect to 6,102,000 shares of Common Stock.  Pursuant to that transaction, Liberty ANTC is required to deliver 6,102,000 shares of Common Stock to Counterparty before September 30, 2004 in exchange for a payment of $8.1302 per share plus interest (based on a LIBOR rate) on such amount from January 6, 2004 to the date such shares are delivered to Counterparty (the “Forward Price”).  As described below, 5,850,000 shares of Common Stock were delivered by Liberty ANTC to Counterparty on March 30, 2004.  In lieu of delivering shares of Common Stock to Counterparty, Liberty ANTC has the option to settle the transaction in cash, in which case the price of the shares of Common Stock at the time of settlement as determined by Counterparty (the “Final Price”) will be compared to the Forward Price.  If the Forward Price exceeds the Final Price, Counterparty shall pay Liberty ANTC cash equal to the difference between the Forward Price and the Final Price with respect to each share of Common Stock subject to the transaction.  If the Final Price exceeds the Forward Price, Liberty ANTC shall pay Counterparty cash equal to the difference between the Final Price and the Forward Price with respect to each share of Common Stock subject to the transaction.  Liberty ANTC has pledged 6,102,000 shares of Common Stock to Counterparty to secure its obligations under the forward sale transaction and has granted Counterparty the right to sell, pledge, rehypothecate, assign, invest, use, commingle or otherwise dispose of or otherwise use in its business such pledged shares.  If Counterparty elects to exercise such right with respect to any of such pledged shares, then during the period during which such right is exercised the Reporting Person will not have any voting rights or rights to receive dividends directly from the Issuer with

(Page 5 of 8 pages)

respect to any such shares. On March 30, 2004, Liberty ANTC partially terminated the forward sale transaction with respect to 5,850,000 shares of Common Stock, and, in connection therewith, 5,850,000 shares of Common Stock were released from the pledge described above and were delivered to Counterparty by Liberty ANTC in exchange for $47,626,000 in cash. 252,000 shares of Common Stock remain subject to the forward sale transaction.

(Page 6 of 8 pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2004

LIBERTY MEDIA CORPORATION

	By:	/s/ Charles Y. Tanabe
		Name:	Charles Y. Tanabe
		Title:	Senior Vice President and General Counsel

(Page 7 of 8 pages)

Schedule 1 of the Amended Filing is hereby amended to read in its entirety as follows:

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of the Reporting Person are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	President, Chief Executive Officer and Director of Liberty

Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of Liberty; President of Fisher Capital Partners, Ltd.

Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty; Managing Director of Allen & Company Incorporated

Gary S. Howard	Director of Liberty

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski	Senior Vice President of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty

(Page 8 of 8 pages)